SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 21, 2012

Date, Time and Place: December 21, 2012, at 09:00 a.m., at Praça Comandante Linneu Gomes, s/n, Portaria 3, Prédio 15 – Meeting Room of the Board of Directors (“Company”),  Jardim Aeroporto, São Paulo/SP. Attendance: All the members of the Board of Directors of the Company. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Henrique Constantino.  Call Notice:  Waived, due to the attendance of all the members of the Board of Directors. Agenda:  To pass resolutions about the following items: (I)  approval of the Company’s budget for fiscal year 2013 (“Budget”) and of the Long-Term Business Plan; (II)  rectification of the number of restricted share awards, pursuant to the resolution approved on November 13, 2012; (III)  sale of shares issued by the Company held in treasury; (IV)  organization of Smiles S.A.; and (V)  execution of an instrument by VRG Linhas Aéreas S.A., a subsidiary of the Company, for assignment and transfer of certain assets that are currently held by VRG Linhas Aéreas S.A. to Smiles S.A.. Resolutions: After the necessary explanations were provided, and after due review of the relevant documents referring to the matters of the agenda, the following was approved by all unanimous vote: (I)  the  Budget  for fiscal year 2013 and the Long-Term Business Plan of the Company, the original copy of which is initialed by the Chairman and the Secretary of the meeting and filed with the Company’s head-office; (II)  rectification of the number of awards conferring to the beneficiaries thereof the right to receive restricted shares referring to fiscal year 2012, under the terms of the Long-Term Incentive Plan – Company’s Restricted Shares Plan (“Restricted Shares Awards” ), as set forth in the Minutes of the Board of Directors’ Meeting held on November 13, 2012. Accordingly, where it appears in the minutes that six hundred and thirty-five thousand, two hundred and ninety-three (635,293) awards were to be granted, it shall read, instead, that five hundred and eighty-nine thousand, three hundred and four (589,304) awards shall be granted, whereby the granting of five hundred and eighty-nine thousand, three hundred and four (589,304) Restricted Share Awards referring to fiscal year 2012 is hereby ratified, which granting, for all purposes, occurred on November 13, 2012; (III)  sale of preferred shares of the Company held in treasury, under the terms of CVM Instruction no. 10, dated February 14, 1980, as amended, under the following terms: (a) purpose: the sale of preferred shares of the Company held in treasury, given the termination of the Company’s stock repurchase program, approved at the Board of Directors’ Meeting held on August 11, 2011, due to the fact that the circumstances which resulted in the shares being held in treasury no longer prevail; (b) amount: The number of shares to be sold is of up to 3,724,225 preferred shares of the Company held in treasury; (c) term: the maximum term for the sale of shares as authorized herein shall be February 13, 2013, counted as from this date; (d) number of outstanding shares: the number of outstanding shares of the Company is ninety-eight million, one hundred and twenty-nine thousand, four hundred and thirty-seven (98,129,437) preferred shares, as recorded in the stock deposit account informed by the depositary financial institution on December 20, 2012; and (e) financial institution: the sales shall be carried out at the BM&FBOVESPA, at market prices, with the following institution acting as intermediation agent: BANCO SANTANDER (BRASIL) S.A., with head-office at Av. Presidente Juscelino Kubitschek, 2041/2235, Vila Olímpia, São Paulo/SP, CEP 04543-011; (IV)  organization of Smiles S.A. (CNPJ/MF no. 15.912.764/0001-20), a company in which the Company shall hold an equity interest and which shall be severally in charge for the management and conduction of any and all activities related to the “Smiles” client loyalty program; and (V)  execution of an instrument by VRG Linhas Aéreas S.A. (CNPJ/MF no. 07.575.651/0001-59), a subsidiary of the Company, for assignment and transfer of certain assets that are currently held by VRG Linhas Aéreas S.A. to Smiles S.A.. Suspension of the Meeting and Drawing-up of the Minutes:  The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

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São Paulo, December 21, 2012.

__________________________________ Constantino de Oliveira Junior Chairman	________________________________ Henrique Constantino Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.